Novusterra Inc.

12175 Visionary Way, Suite 420

Fishers, Indiana 46038

(317) 537-0270

August 12, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Novusterra Inc.
Withdrawal of Acceleration Request - Registration Statement on Form S-1 Filed August 12, 2024 File No. 333-276911

Ladies and Gentlemen,

Reference is made to our letter, filed as correspondence via EDGAR on August 12, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, August 12, 2024, at 4:00 PM Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and withdraw such request, as we are filing an amendment to the Registration Statement.

Sincerely,

Novusterra Inc.

/s/: Gregory Q. Jensen

Gregory Q. Jensen, CEO